

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Ms. Pauline Carson
President and Chief Executive Officer
Victory LG, Inc.
6544 Kathrine Ann Court
Salt Lake City, Utah 84118

Re: Victory LG, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 29, 2011
File No. 333-173056

Dear Ms. Carson:

　　　　We have reviewed Amendment No. 2 to your registration statement on Form S-1 filed on April 29, 2011 and have the following comment.

　　　　Please respond to this letter by amending your registration statement. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendments to your registration statement, we may have additional comments.

　　　　Subsequent Sales Strategy, page 5

1. We note your response to prior comment 6. However, you did not move the paragraph that begins, "We are paying the expenses of the offering because we seek to…" to the place required in our prior comment. Instead, you moved it to page 5 of your prospectus summary to the section entitled, "Subsequent Sales Strategy." This paragraph has nothing to do with your subsequent sales strategy and should not be located in that section. Please move the paragraph to the section entitled "General Introduction" in your prospectus summary.

Please contact Johnny Gharib at (202) 551-3170 or Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven Sager
        BK Consulting & Associates, P.C.
        1844 South 3850 West, Suite B
        Salt Lake City, Utah 84104